Delisting Determination,The Nasdaq Stock Market, LLC,
April 2, 2008, Sharper Image Corporation. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of Sharper Image Corporation
(the Company), effective at the opening of the trading session on April 14, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule
4300, based on public interest concerns raised by its filing for protection under Chapter 11 of the Bankruptcy Code. The Company was notified of the Staffs determinations on February 20, 2008. The Company did not appeal the Staff determination to the Listing Qualifications Hearings Panel, and the
Staff determination to delist the Company became final on February 29, 2008.